UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 7, 2020

DIGITAL REALTY TRUST, INC.

DIGITAL REALTY TRUST, L.P.

(Exact name of registrant as specified in its charter)

Maryland Maryland	001-32336 000-54023	26-0081711 20-2402955
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Four Embarcadero Center, Suite 3200 San Francisco, California	94111
(Address of principal executive offices)	(Zip Code)

(415) 738-6500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock	DLR	New York Stock Exchange
Series C Cumulative Redeemable Perpetual Preferred Stock	DLR Pr C	New York Stock Exchange
Series G Cumulative Redeemable Preferred Stock	DLR Pr G	New York Stock Exchange
Series I Cumulative Redeemable Preferred Stock	DLR Pr I	New York Stock Exchange
Series J Cumulative Redeemable Preferred Stock	DLR Pr J	New York Stock Exchange
Series K Cumulative Redeemable Preferred Stock	DLR Pr K	New York Stock Exchange
Series L Cumulative Redeemable Preferred Stock	DLR Pr L	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Digital Realty Trust, Inc.:	Emerging growth company ☐

Digital Realty Trust, L.P.:	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Introductory Note

Unless otherwise indicated or unless the context requires otherwise, all references in this report to “we,” “us,” “our,” “our company,” “the company” or “Digital Realty” refer to Digital Realty Trust, Inc., together with its consolidated subsidiaries, including Digital Realty Trust, L.P., our “operating partnership.”

Item 7.01	Regulation FD Disclosure.

On January 7, 2020, we made available to potential investors who are not “United States persons” (within the meaning of Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)) a presentation related to a potential offering of Euro-denominated guaranteed senior notes that may be made outside the United States in reliance on Regulation S under the Securities Act. The presentation materials are attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 hereto, is furnished pursuant to item 7.01 and shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that Section.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are filed as part of this report:

Exhibit No.	Description

99.1	Presentation Materials posted January 7, 2020.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information and Where to Find It

On December 6, 2019, we filed a Registration Statement on Form S-4 in connection with the transactions contemplated by the Purchase Agreement, dated as of October 29, 2019, among Digital Realty, InterXion and the other parties thereto, which included a proxy statement/prospectus. This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. After the registration statement is declared effective by the Securities and Exchange Commission (“SEC”), Digital Realty intends to mail a definitive proxy statement/prospectus to shareholders of Digital Realty and Digital Realty intends to cause its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC, and soon thereafter InterXion intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the tender offer. The tender offer for the outstanding common stock of InterXion referred to in this document has not yet commenced. The solicitation and offer to purchase shares of InterXion’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that Digital Realty or InterXion may file with the SEC and send to Digital Realty’s or InterXion’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE TENDER OFFER, WE URGE INVESTORS OF DIGITAL REALTY AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DIGITAL REALTY AND INTERXION WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITAL REALTY, INTERXION AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by Digital Realty and InterXion with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from Digital Realty’s website (http://www.digitalrealty.com) or by contacting Digital Realty’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from InterXion’s website (http://www.interxion.com) or by contacting InterXion’s Investor Relations Department at (813) 644-9399.

Participants in the Solicitation

Digital Realty, InterXion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Digital Realty’s and InterXion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of Digital Realty is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of InterXion and their ownership of InterXion ordinary shares is set forth in InterXion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Note Regarding Forward-Looking Statements

Digital Realty and InterXion caution that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Digital Realty, InterXion and the combined company. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of Digital Realty and InterXion to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Digital Realty and InterXion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of Digital Realty and InterXion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see (i) Digital Realty’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q and (ii) InterXion’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of Digital Realty’s management as of the date hereof. Except to the extent required by applicable law, Digital Realty undertakes no obligation to update or revise any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: January 7, 2020

Digital Realty Trust, Inc.

By:	/s/ JOSHUA A. MILLS
Joshua A. Mills
Executive Vice President, General Counsel and Secretary

Digital Realty Trust, L.P.

By:	Digital Realty Trust, Inc.
Its general partner

By:	/s/ JOSHUA A. MILLS
Joshua A. Mills
Executive Vice President, General Counsel and Secretary

Exhibit 99.1 Global. Connected. Sustainable. INVESTOR PRESENTATION JANUARY 2020 Digital Realty the trusted foundation | powering your digital ambitions Note: This document is not an offer to sell or solicitation to buy securities of Digital Realty Trust, Inc. or its subsidiaries. Any offers to sell or solicitation to buy securities of Digital Realty Trust, Inc. or its subsidiaries shall be made only by means of a prospectus approved for that purpose. The combination with InterXion Holding N.V. is expected to close later this year, subject to approval by shareholders of both InterXion and Digital Realty and satisfaction of other customary closing conditions. There can be no assurance that the combination with InterXion will be consummated on the anticipated schedule or at all. Please see the risks described under the heading “Risks Related to the InterXion Tender Offer” in the Combined Quarterly Report filed on Form 8-k by Digital Realty Trust, Inc. and Digital Realty Trust, L.P. on November 8, 2019.Exhibit 99.1 Global. Connected. Sustainable. INVESTOR PRESENTATION JANUARY 2020 Digital Realty the trusted foundation | powering your digital ambitions Note: This document is not an offer to sell or solicitation to buy securities of Digital Realty Trust, Inc. or its subsidiaries. Any offers to sell or solicitation to buy securities of Digital Realty Trust, Inc. or its subsidiaries shall be made only by means of a prospectus approved for that purpose. The combination with InterXion Holding N.V. is expected to close later this year, subject to approval by shareholders of both InterXion and Digital Realty and satisfaction of other customary closing conditions. There can be no assurance that the combination with InterXion will be consummated on the anticipated schedule or at all. Please see the risks described under the heading “Risks Related to the InterXion Tender Offer” in the Combined Quarterly Report filed on Form 8-k by Digital Realty Trust, Inc. and Digital Realty Trust, L.P. on November 8, 2019.

AGENDA DIGITAL REALTY GLOBAL PLATFORM 1 Leading Global Data Center Platform with Sustainable Competitive Advantages INDUSTRY LEADING SUSTAINABILITY Dedicated to Sustainability Initiatives as an Integral Part of 2 Digital Realty’s Corporate Strategy CONSERVATIVE FINANCIAL STRATEGY Committed to Maintaining a Strong Investment Grade 3 Balance Sheet DIGITAL REALTY | 2AGENDA DIGITAL REALTY GLOBAL PLATFORM 1 Leading Global Data Center Platform with Sustainable Competitive Advantages INDUSTRY LEADING SUSTAINABILITY Dedicated to Sustainability Initiatives as an Integral Part of 2 Digital Realty’s Corporate Strategy CONSERVATIVE FINANCIAL STRATEGY Committed to Maintaining a Strong Investment Grade 3 Balance Sheet DIGITAL REALTY | 2

Digital Realty Global Platform Leading Global Data Center Platform with Sustainable Competitive Advantages DIGITAL REALTY | 3Digital Realty Global Platform Leading Global Data Center Platform with Sustainable Competitive Advantages DIGITAL REALTY | 3

DIGITAL REALTY

GLOBAL provider dedicated to the full customer spectrum from **ENTERPRISE** colocation to **HYPERSCALE**

2,000+ Digital Realty CUSTOMERS | 2,000+ Interxion CUSTOMERS

265 DATA CENTERS [1]

~80k Digital Realty | ~135k TOTAL CROSS-CONNECTS[2] | ~55k Interxion



INTERCONNECTION • COLOCATION • SCALE • HYPERSCALE

EQUITY & ENTERPRISE VALUE

$33 Bn EQUITY MARKET CAPITALIZATION[2]

$47 Bn ENTERPRISE VALUE[2][3]

TOP 10 PUBLICLY TRADED U.S. REIT

6th LARGEST PUBLICLY TRADED U.S. REIT[2][4]

2016 MAY ADDED TO THE S&P 500 INDEX

INVESTMENT GRADE RATINGS[5]

FitchRatings	*BBB*
Moody's	*Baa2*
S&P Global	*BBB*

Note: Data as of September 30, 2019 for Digital Realty and Interxion, unless otherwise noted.
1) Pro forma for consummation of the Interxion combination and the sale of certain properties to and joint venture with Mapletree. Includes 41 data centers held as investments in unconsolidated joint ventures and excludes 12 data centers held for sale.
2) Pro forma for consummation of the Interxion combination.
3) Total enterprise value calculated as the market value of common equity, plus liquidation value of preferred equity and total debt at balance sheet carrying value.
4) U.S. REITs within the RMZ. Ranked by market cap as of September 30, 2019. Source: FactSet
5) These credit ratings may not reflect the potential impact of risks relating to the structure or trading of the Company's securities and are provided solely for informational purposes. Credit ratings are not recommendations to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization in its sole discretion. The Company does not undertake any obligation to maintain the ratings or to advise of any change in ratings. Each agency's rating should be evaluated independently of any other agency's rating. An explanation of the significance of the ratings may be obtained from each of the rating agencies.

DIGITAL REALTY | 4

Serving a Social Purpose
Delivering Sustainable Growth for All Stakeholders

ENVIRONMENTAL

NAREIT Leader In The Light – Sustainable Real Estate Practices

2019 NAREIT Leader in the Light Award for Data Centers

GRESB REAL ESTATE

"Green Star" ranking from 2019 Global Real Estate Sustainability Benchmark (GRESB)

GREEN LEASE LEADER

2018 Green Lease Leader recognition from the IMT and U.S. DOE's[1] Better Buildings Alliance

EPA GREEN POWER PARTNER

324 MW of utility-scale renewable energy contracted since 2016; 100% renewable power for EMEA portfolio and US retail colocation[2]

SOCIAL

Committed to enhancing the well-being of our stockholders, customers, employees, vendors, and communities

Disaster recovery assistance and community reinvestment programs

Employee gift-matching program and paid time off for volunteering

GOVERNANCE

2015	Minimum stock ownership requirements instituted for directors and management
2018	Gave shareholders the ability to propose amendments to the bylaws
2019	Gave shareholders proxy access
2020	Enhanced Board of Directors diversity by adding two new Directors

1) Institute of Market Transformation (IMT) and United States Department of Energy (U.S. DOE).
2) As of October 31, 2019.

DIGITAL REALTY | 5

Next Generation Drivers
The Second Wave of Cloud


ARTIFICIAL INTELLIGENCE MARKET FORECAST (1)
($ in billions)
45%
CAGR ('16 - '25)
$3
$5
$7
$11
$17
$26
$38
$53
$71
$90
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025


INTERNET OF THINGS (IoT) MARKET FORECAST (2)
(IoT Units Installed in millions)
34%
CAGR ('16 - '20)
6,382
8,381
11,197
20,415
2016
2017
2018
2020


AUTONOMOUS VEHICLES MARKET FORECAST (3)
(shipments in thousands)
37%
CAGR ('18 - '25)
64
107
149
213
320
426
512
569
2018
2019
2020
2021
2022
2023
2024
2025


VIRTUAL/AUGMENTED REALITY MARKET FORECAST (4)
($ in billions)
78%
CAGR ('16 - '22)
$6
$14
$12
$20
$193
2016
2017
2018
2019
2022

1) Source: Statista – June 2018
2) Source: Gartner – January 2017
3) Source: BI Intelligence Estimates, 2017
4) Source: IDC; Statista estimates, December 2018

DIGITAL REALTY | 6

Covering the Waterfront
Over 250 Data Centers across more than 40 Metro Areas


Seoul
Tokyo
Osaka
Hong Kong
Singapore
Sydney
Melbourne


Seattle
Portland
Minneapolis / St. Paul
Toronto
Boston
New York Metro
Northern Virginia
Charlotte
Atlanta
Chicago
San Francisco
Silicon Valley
Denver
Los Angeles
Phoenix
Dallas
Austin
Houston
Miami
Fortaleza
Campinas
Rio de Janeiro
Sao Paulo
Santiago


Stockholm
Copenhagen
Manchester
Amsterdam
Dublin
Brussels
Düsseldorf
London
Frankfurt
Vienna
Paris
Zurich
Geneva
Marseille
Madrid

Geographically Diversified (1)


Asia Pacific 5%
Latin America 2%
Europe 27%
North America 66%

Primarily Owned Real Estate (2)


Leased 7%
Owned 93%

Primarily Unencumbered (2)


Encumbered 6%
Unencumbered 94%

Note: Represents consolidated portfolio and investments in our unconsolidated joint ventures at our ownership percentages. Pro Forma for consummation of the Interxion combination.

1) Pro forma for consummation of the Interxion combination. Calculated based on total operating revenues for the quarterly period ended September 30, 2019.

2) Pro forma for consummation of the Interxion combination. Calculation based on square feet as of September 30, 2019, comprising net rentable square feet, space under active development and space held for development for Digital Realty and maximum equippable space for Interxion.

DIGITAL REALTY | 7

Strategic Transaction to Position Combined Company as Leading Global Provider of Data Center Solutions

interxion
A Digital Realty Company

HIGHLY STRATEGIC AND COMPLEMENTARY COMBINATION

- Globally Expanding Connected Communities of Interest
- Complementary European Footprint and Product Offering
- Enhances Ability to Serve Multinational Customers on a Global Scale
- Combined Development Capacity Provides Significant Embedded Growth Potential
- Creates Substantial Anticipated Cost Efficiencies and Financial Benefits

LEADERSHIP AND CORPORATE GOVERNANCE

- Digital Realty CEO A. William Stein will serve as CEO of the combined company
- Digital Realty CFO Andrew P. Power will serve as CFO of the combined company
- Interxion CEO David Ruberg will serve as the Chief Executive of the combined company's Europe, Middle East & Africa (EMEA) business, which will be branded "Interxion, a Digital Realty company" at the close of the transaction
  - Mr. Ruberg will lead the combined company's effort to organize and execute a program to identify and develop high-value communities of interest across the combined company's platform
  - He will play a leadership role on certain of the combined company's key global customer accounts, bringing to bear his longstanding relationships and thought leadership

PRUDENTLY FINANCED

- 100% stock-for-stock acquisition
  - 0.7067x fixed exchange ratio
  - Combined ownership: ~80% Digital Realty / ~20% Interxion[1]
- Expect Interxion debt to be refinanced with investment grade corporate bonds and proceeds from other financings[2]
  - Combined company to benefit from access to lower cost of capital

1) Based on assumed combined share count of 272.7 million, which is 217.7 million fully diluted shares outstanding for Digital Realty plus 54.9 million shares to be issued to Interxion shareholders (based on 77.7 million fully diluted shares outstanding, including the acceleration of equity awards, at a 0.7067x exchange ratio).
2) This presentation is not an offer to sell or solicitation to buy securities of Digital Realty Trust, Inc. or Digital Realty Trust, L.P.

DIGITAL REALTY | 8

Growing EMEA Data Center Market Opportunity: Substantial Opportunity Ahead in EMEA

North America	Europe
497mm Population	626mm Population
$22Tn 2018 GDP	$20Tn 2018 GDP
520+ Data Center Providers	400+ Data Center Providers (1)
$13Bn 2018 Addressable Market (2)	$9Bn 2018 Addressable Market (2)






ILLUSTRATIVE DATA CENTER DEMAND
Interxion presence
No direct presence
United States
Netherlands
UK
Ireland
France
Denmark
Germany
Belgium
Austria
Switzerland
Sweden
Russia
Spain
Italy
Poland
Size of Bubbles = 2018 Data Center Spend(2)
2018 DATA CENTER SPEND AS A % OF 2018 GDP

Sources: IHS, Oxford Economics, 451 Research, Synergy Research Group and Company Filings.
1) Represents EMEA.
2) Based on 2018 data center spend per Synergy Research Group.

DIGITAL REALTY | 9

interxion

54
Data Centers [1]

13
Metro Areas

11
Countries

295MW
Equipped Capacity [2]

900+
Employees [3]

Current Interxion Presence



Communities of Interest Deliver Significant Customer Value

CONNECTIVITY	PLATFORMS	ENTERPRISES
vodafone, AT&T, BT, 中国电信 CHINA TELECOM	IBM Cloud, NETFLIX, CISCO, Tencent 腾讯	Carlsberg, ebay, Mercedes-Benz, BARCLAYS

Note: Figures as of September 30, 2019 for Interxion, unless noted otherwise.
1) Represents data centers in operation.
2) Includes 78 megawatts related to announced developments of new data centers and the build-out of existing data centers under construction.
3) Headcount for all full-time and part-time employees as of September 30, 2019. Count excludes external staff, whether hired on a permanent or temporary basis.

DIGITAL REALTY | 10

interxion
A Digital Realty Company

94
Data Centers [1]

15
Metro Areas

11
Countries

~445MW
Equipped Capacity [2]

~1,200
Employees [3]

Combined EMEA Presence



Manchester | 38k NRSF
Dublin | 17MW
London | 107MW
Brussels | 7MW
Paris | 26MW
Marseille | 23MW
Madrid | 12MW
Geneva | 59k NRSF
Zurich | 13MW
Stockholm | 13MW
Copenhagen | 8MW
Amsterdam | 99MW
Dusseldorf | 4MW
Frankfurt | 90MW
Vienna | 26MW
30+ CLOUD ON-RAMPS
Indicates presence of one or more cloud on-ramps
Note: MW shown reflects equipped capacity

Complementary European Footprint

DIGITAL REALTY [4]



STRENGTH IN London
65%
19%
9%
7%

interxion [(2)(4)]



STRENGTH IN Mainland Europe
28%
28%
24%
17%
3%

interxion A Digital Realty Company [(2)(4)]

Growing Markets: Dublin, Madrid, Stockholm, Vienna, Zurich



Balanced Across Portfolio
24%
23%
21%
11%
21%

London | Netherlands | Germany | France | Other

Note: Data as of 3Q19 for Digital Realty and Interxion.
1) Represents data centers in operation.
2) Includes 78 megawatts related to announced developments of new data centers and the build-out of existing data centers under construction.
3) Headcount for all full-time and part-time employees as of September 30, 2019. Count excludes external staff, whether hired on a permanent or temporary basis.
4) Based on equipped megawatt capacity.

DIGITAL REALTY | 11

Globally Expanding Connected Communities of Interest



MARSEILLE

- LIVE EVENTS
- CONTENT HUB
- SUBSEA CABLES
- GAMING
- CLOUD

150 Carriers

11 CDNs & Content Platforms



AMSTERDAM

- TELECOMS
- COMMS HUB
- SATELLITE COMMS
- WEB HOSTING
- DIGITAL AGENCIES

120 Network Providers

AMS-IX Internet Exchange

FRANKFURT

- IT SERVICE PROVIDERS
- CLOUD HUB
- HYBRID CLOUD ACCESS
- ENTERPRISES
- CLOUD

600+ Carriers / ISPs

DE-CIX Internet Exchange



LONDON

- TRADING PARTNERS
- FINANCIAL HUB
- FINANCIAL TRADING PLATFORM
- CLOUD
- CONNECTIVITY

120+ Enterprises

85+ Network Providers



Note: Data as of October 2019. Marseille and Frankfurt represent Interxion data centers and Amsterdam and London represent Digital Realty data centers.

DIGITAL REALTY | 12

Enhances Ability to Serve Multinational Customers on a Global Scale Enhanced capabilities to solve the public- and 2,000+ 2,000+ hybrid-cloud requirements of a global Digital Realty Customers Interxion Customers customer base Note: Data as of September 30, 2019 for Digital Realty Trust and Interxion. DIGITAL REALTY | 13Enhances Ability to Serve Multinational Customers on a Global Scale Enhanced capabilities to solve the public- and 2,000+ 2,000+ hybrid-cloud requirements of a global Digital Realty Customers Interxion Customers customer base Note: Data as of September 30, 2019 for Digital Realty Trust and Interxion. DIGITAL REALTY | 13

Diverse and Global Platform
Benefits of Size and Scale on Display

SIZE AND ADJUSTED EBITDA MARGIN [1]



DLR + INXN
EQIX
CONE
QTS
COR
Lighter Shading Denotes % of Revenue Outside North America
Margin % [1]
60%
58%
55%
53%
50%
48%
45%
Most comprehensive product suite at the most efficient cost structure with over 30% of revenue outside the Americas
APAC
EMEA
265 [2]
Americas
23
47
26
APAC
204
EMEA
Americas
0
50
100
150
200
250
300
350
Number of Data Centers

TOTAL ENTERPRISE VALUE [3]



($ in Billions)
$47
$60
$10
$7
$5
DLR + INXN
EQIX
CONE
COR
QTS

GLOBAL REACH



Metro Areas
Countries
20
25
5
4
1
44
53
14
13
8
DLR + INXN
EQIX
QTS
CONE
CORE

Note: Market data as of January 3, 2020. Portfolio and balance sheet data as of September 30, 2019, per public filings.

1) Adjusted EBITDA margin is Adjusted EBITDA as a percentage of total operating revenues. DLR + INXN margin based on pro forma information for the nine months ended September 30, 2019. Other company margin based on most recent reported quarterly Adjusted EBITDA as a percent of total operating revenues for the quarter ended September 30, 2019. Companies may define Adjusted EBITDA and total operating revenue differently. Accordingly, such data for these companies and DLR may not be comparable.
2) Pro forma for consummation of the Interxion combination and the sale of certain properties to and joint venture with Mapletree. Includes 41 data centers held as investments in unconsolidated joint ventures and excludes 12 data centers held for sale.
3) TEV defined as the sum of the market value of equity, debt, the liquidation value of preferred stock, and non-OP non controlling interest, minus cash and cash equivalents; adjusted for subsequent capital markets events. Debt includes pro rata share of unconsolidated joint venture debt.

DIGITAL REALTY | 14

Strong Combined Capitalization and Balance Sheet Enhanced Access to and Overall Cost of Capital

Accretive to long-term growth and expected to further improve balance sheet strength

Summary Capitalization	interxion Current Price [1]	DIGITAL REALTY Current Price	DIGITAL REALTY Estimated Combined
Stock Price (As of 1/3/2020)	**$84.36**	**$119.94**	**$119.94**
x Fully-Diluted Shares Outstanding (mm) [2]	78	218	273
Equity Market Capitalization	**$6,558**	**$26,114**	**$32,703**
+ Net Debt (Incl. JV Debt at Pro-Rata Share) [3]	$1,240	$11,676	$12,916
+ Preferred Stock (at Liquidation Preference)	–	1,111	1,111
+ Non-OP Noncontrolling Interests	–	42	42
Total Enterprise Value	**$7,797**	**$38,944**	**$46,773**
Net Debt / Total Enterprise Value [4]	15.9%	30.0%	27.6%
Net Debt / Adjusted EBITDA [5]	4.0x	6.1x	5.8x
Adjusted Net Debt / Adjusted EBITDA [5][6]	4.0x	5.0x	4.9x
Credit Rating (Moody's / S&P)	**B1/BB**	**Baa2/BBB**	

Note: USD in millions except per share figures. Balance sheet figures as of September 30, 2019.
1) Interxion figures reflect EUR / USD exchange rate of 1.117x, as of January 3, 2020.
2) Incremental 54.9 million shares to be issued to Interxion shareholders (based on 77.7 million fully diluted shares outstanding, including the acceleration of equity awards, at a 0.7067x exchange ratio).
3) Interxion debt includes $1,330mm of senior notes, $72mm of mortgages, $56mm of financial lease liabilities and $206mm of cash and cash equivalents. Digital Realty debt includes $10,924mm of consolidated debt, $169mm of capital leases, $591mm of pro rata JV debt and $7mm of cash and cash equivalents.
4) Total enterprise value calculated as the market value of common equity, plus liquidation value of preferred equity and total debt at balance sheet carrying value.
5) Calculated as total debt at balance sheet carrying value, plus finance lease obligations (finance lease liabilities shown for Interxion), plus share of unconsolidated JV debt, less unrestricted cash and cash equivalents divided by the product of Adjusted EBITDA (including share of joint venture EBITDA). Adjusted EBITDA for Interxion and Digital Realty as of last quarter annualized 3Q 2019 and Adjusted EBITDA for Combined Company as of nine months ended September 30, 2019 annualized (Interxion adjusted to exclude stock-based compensation and cash rent expense, to provide comparable leverage metric). Estimated combined metrics do not account for potential synergies. Net Debt and Adjusted EBITDA are non-GAAP financial measures. For a description of Net Debt and Adjusted EBITDA and the calculation of these ratios, see the Appendix. Interxion Net Debt and Adjusted EBITDA figures are calculated under Digital Realty's methodology and assuming Interxion financial information comprising such calculations was prepared under GAAP on the same basis as Digital Realty. Interxion information is based on estimates and is for illustrative purposes only. Any IFRS conversion of Interxion financial information to GAAP may result in material differences.
6) Digital Realty figures adjusted for Mapletree transactions and forward equity offering. Reflects expected proceeds of $1.1Bn from full physical settlement of the forward equity offering, and $1.4Bn from the Mapletree transactions, with proceeds used to repay debt under our global revolving credit facilities, and an $86 million reduction to Adjusted EBITDA.

DIGITAL REALTY | 15

Proven Track Record of Sustainable Growth
Disciplined Financial Management through the Cycle

		2009	Combined Company	Better/ Worse	% Change
SIZE & DIVERSIFICATION	Properties / Data Centers [1]	82	265	▲	223%
	Total Enterprise Value [2]	\$6.6 billion	\$46.8 billion	▲	609%
	RMZ Rank	15th	6th	▲	10 levels
	Top Tenant (% ABR)	Savvis (9.8%)	Fortune 50 Software Company (7.8%) [3]	▼	(200 bps)
	Top 20 Tenant Concentration (% of ABR)	56.7%	53.7%[3]	▼	(300 bps)
	Metro Areas[1]	27 metro areas	44 metro areas	▲	63%
RATIOS	Net Debt / Adj. EBITDA[4]	4.2x	4.9x[5]	▲	17%
	Adj. EBITDA / Fixed Charges	2.6x	4.3x[5]	▲	65%
DEBT	% Unhedged Variable Rate Debt	12%	16%[6]	▲	400 bps
	Secured Debt / Total Asset Value	21%	< 1%	▼	(2,000 bps)
RATINGS	Moody's / S&P / Fitch	Baa2 / BBB / BBB	Baa2 / BBB / BBB[3]	◀▶	No Change

Note: Data for 2009 is DLR as of December 31, 2009 and for Combined Company is as of September 30, 2019.

1) 2009 includes one property held through investments in an unconsolidated joint venture. 3Q19 includes 41 properties held through investments in unconsolidated joint ventures and excludes 12 data centers held for sale.
2) Total enterprise value calculated as the market value of common equity, plus liquidation value of preferred equity and total debt at balance sheet carrying value.
3) Does not reflect the consummation of the Interxion combination.
4) Calculated as total debt at balance sheet carrying value, plus finance lease obligations (finance lease liabilities shown for Interxion), plus share of unconsolidated JV debt, less unrestricted cash and cash equivalents divided by the product of Adjusted EBITDA (including share of joint venture EBITDA). Adjusted EBITDA for Digital Realty for the 2009 period as of last quarter annualized 4Q 2009 and Adjusted EBITDA for Combined Company as of nine months ended September 30, 2019 annualized (Interxion adjusted to exclude stock-based compensation and cash rent expense, to provide comparable leverage metric). Estimated combined metrics do not account for potential synergies. Net Debt and Adjusted EBITDA are non-GAAP financial measures. For a description of Net Debt and Adjusted EBITDA and the calculation of these ratios, see the Appendix. Interxion Net Debt and Adjusted EBITDA figures are calculated under Digital Realty's methodology and assuming Interxion financial information comprising such calculations was prepared under GAAP on the same basis as Digital Realty. Interxion information is based on estimates and is for illustrative purposes only. Any IFRS conversion of Interxion financial information to GAAP may result in material differences.
5) As adjusted for the following assumptions: The full physical settlement of the \$1.1 billion forward equity offering on or before September 25, 2020; and the consummation of the sale and joint venture transactions with Mapletree; and the proceeds therefrom repaying borrowings under our global revolving credit facilities. As reported Net Debt / LQA Adj. EBITDA for 3Q19 was 6.1x. As reported fixed charge coverage for 3Q19 was 4.3x.
6) Pro forma for the consummation of the Interxion combination and based on Interxion debt disclosure as of December 31, 2018.

DIGITAL REALTY | 16

INDUSTRY LEADING SUSTAINABILITY Dedicated to Sustainability Initiatives as an Integral Part of Digital Realty’s Corporate Strategy DIGITAL REALTY | 17INDUSTRY LEADING SUSTAINABILITY Dedicated to Sustainability Initiatives as an Integral Part of Digital Realty’s Corporate Strategy DIGITAL REALTY | 17

Industry Leading Sustainability Track Record and Commitment to Leading Practices

Management and Organizational Commitment to Sustainability

- Full-time REIT/ sustainability expertise in-house
- Board oversight and senior executive with sustainability management responsibility
- Integrated cross-functional teams
- TCFD-aligned GRI-compliant ESG report

Track Record of Sustainable Project Investment

- Successfully allocated $493 million of proceeds from data center industry's first USD green bond in 2015
- First data center industry Euro green bond issued in 2019 (€1.075 billion)

Industry-Leading Clean Energy Solutions

- 324 MW of renewable wind and solar projects under contract in the US
- 60 MW of green tariffs
- 100% renewable power for EMEA portfolio and US retail colocation portfolio

Award-Winning Data Center Designs and Third-Party Certification

- 60+ green building certifications globally, totaling 600+ MW of IT capacity
- 23% of global portfolio has received one or more certifications

Thought Leadership and Innovation in Energy Efficiency

- US DoE Better Building's Challenge for data centers - exceeded savings target ahead of schedule
- Successful track record of Energy Star accreditation; certified 70% of US stabilized and managed portfolio by kW

DIGITAL REALTY | 18

Commitment to Sustainability
A Strong Foundation and Consistent Progress

Our sustainability work is coordinated across our business to inform our strategy, align with customer priorities, and engage stakeholders

GREEN BUILDINGS

More completed green building certifications than any other data center developer

Level of Green Building Certification Achieved



Certified 6%
Platinum 10%
Silver 35%
Gold 49%

59%
Platinum or Gold Equivalent

RENEWABLE ENERGY

Leading global consumer of renewable energy among data center providers

324MW
Nameplate Capacity of Contracted Off-Site Renewables

60MW
Utility Green Tariffs with New Renewables

ENERGY CONSERVATION

Exceeded PUE target ahead of schedule for Better Buildings Challenge for Data Centers

1.7m MWh
Estimated Annual Energy Savings Among Energy Star Properties

70%
of US Stabilized and Managed Portfolio by kW has an Energy Star Certification

DIGITAL REALTY | 19

Commitment to Sustainability
Supporting Customers' Sustainability Goals

100% Renewable Energy Goals[1]

Half of Digital Realty's Top 20 Customers

facebook.

UBER

Linked in

COMCAST

JPMorgan Chase & Co.

EQUINIX

Fortune 25 Investment Grade-Rated Company

rackspace

Fortune 50 Software Company

Fortune 500 SaaS Provider

Customer Sustainability Programs

Significant Overlap with Digital Realty's Programs

- 13 of our top-20 customers have renewable energy goals[1]
- Half of our top-20 customers have 100% renewable energy targets[1]
- Other notable customer commitments
  - AT&T announced 820MW of renewable energy deals in 2018
  - DXC Technology has an operational 112MW wind power contract
- Several top customers have active Energy Star programs and green building certification policies

1) Based on customers' publicly available disclosure.

DIGITAL REALTY | 20

European Sustainability Initiatives ~$265mm of Green Spend and 100% Sourced Renewable Energy EUROPEAN BREEAM-CERTIFIED GREEN BUILDINGS DATA CENTER FOOTPRINT ~$265mm INDUSTRY LEADING Construction Green Spend in EMEA SUSTAINABILITY Unit 1, Power Avenue, Manor Royal, Crawley, Phase 1 Surrey, UK Grange Castle, Nangor Road (Profile Dublin, Park) Ireland Completed Amsterdam, De President Business Park Netherlands Unit 1, Power Avenue, Manor Royal, Crawley, Phase 2 Surrey, UK RENEWABLE ENERGY of Digital Realty’s European Footprint is 4 3 Powered by Data Centers Metro Areas 100% Renewable Energy Sources DIGITAL REALTY | 21European Sustainability Initiatives ~$265mm of Green Spend and 100% Sourced Renewable Energy EUROPEAN BREEAM-CERTIFIED GREEN BUILDINGS DATA CENTER FOOTPRINT ~$265mm INDUSTRY LEADING Construction Green Spend in EMEA SUSTAINABILITY Unit 1, Power Avenue, Manor Royal, Crawley, Phase 1 Surrey, UK Grange Castle, Nangor Road (Profile Dublin, Park) Ireland Completed Amsterdam, De President Business Park Netherlands Unit 1, Power Avenue, Manor Royal, Crawley, Phase 2 Surrey, UK RENEWABLE ENERGY of Digital Realty’s European Footprint is 4 3 Powered by Data Centers Metro Areas 100% Renewable Energy Sources DIGITAL REALTY | 21

Green Bond Experience Strong Track Record JUNE 2015 GREEN BOND First Data Center $493mm Total Allocation Industry Green Bond (Net Proceeds from Issuance) “Sustainalytics is of the opinion that the Digital Realty Green Bond Framework is JANUARY 2019 GREEN BOND credible and impactful, and aligns with the four core components of the Green Bond Principles 2017.” First Data Center €845mm Total Allocation Sustainalytics Second Party Opinion May 24, 2018 Industry Euro Green (Net Proceeds from Issuance) Bond ▪ Digital Realty’s Green Bond Framework is aligned with: FEBRUARY 2019 GREEN BOND • Green Bond Principles, 2017 • UN Sustainable Development Goals, Tap of January Euro €230mm 2015 Total Allocation Green Bond • GRESB Green Bond Guidelines, 2016 (Net Proceeds from Issuance) DIGITAL REALTY | 22Green Bond Experience Strong Track Record JUNE 2015 GREEN BOND First Data Center $493mm Total Allocation Industry Green Bond (Net Proceeds from Issuance) “Sustainalytics is of the opinion that the Digital Realty Green Bond Framework is JANUARY 2019 GREEN BOND credible and impactful, and aligns with the four core components of the Green Bond Principles 2017.” First Data Center €845mm Total Allocation Sustainalytics Second Party Opinion May 24, 2018 Industry Euro Green (Net Proceeds from Issuance) Bond ▪ Digital Realty’s Green Bond Framework is aligned with: FEBRUARY 2019 GREEN BOND • Green Bond Principles, 2017 • UN Sustainable Development Goals, Tap of January Euro €230mm 2015 Total Allocation Green Bond • GRESB Green Bond Guidelines, 2016 (Net Proceeds from Issuance) DIGITAL REALTY | 22

Conservative Financial Strategy Committed to Maintaining a Strong Investment Grade Balance Sheet DIGITAL REALTY | 23Conservative Financial Strategy Committed to Maintaining a Strong Investment Grade Balance Sheet DIGITAL REALTY | 23

Committed to Conservative Capital Structure
Growing Enterprise Value While Improving Credit Metrics

CREDIT METRICS

Net Debt[1] / LQA Adjusted EBITDA[2]



5.2x
5.3x
5.2x
5.2x
5.0x
5.1x
5.5x
5.0x
4Q17 1Q18 2Q18 3Q18 4Q18(4) 1Q19(4) 2Q19(5) 3Q19(5)
As Reported
As Adjusted

Fixed Charge Coverage[2][3]



4.2x
4.3x
4.3x
4.1x
4.8x
4.1x
4.2x
4.4x
4Q17 1Q18 2Q18 3Q18 4Q18(4) 1Q19(4) 2Q19(5) 3Q19(5)
As Reported
As Adjusted

CAPITAL STRUCTURE



27%
Debt
Debt
Preferred
Equity

$2.6Bn

Revolver Capacity[5]

Note: As of September 30, 2019 except as noted and on a standalone basis for Digital Realty. See Appendix for calculation of ratios.

1) Net debt is calculated as total debt at balance sheet carrying value, plus capital lease obligations, plus our share of unconsolidated JV debt, less unrestricted cash and cash equivalents.
2) Adjusted EBITDA is a non-GAAP financial measure. LQA Adj. EBITDA is last quarter Adjusted EBITDA (inclusive of our share of JV EBITDA) multiplied by four. For a description of Adjusted EBITDA, see the Appendix.
3) Calculated as Adjusted EBITDA divided by fixed charges. Fixed charges consist of GAAP interest expense, capitalized interest, scheduled debt principal payments and preferred dividends.
4) As adjusted for the following assumptions and management's estimates: as if the closing of the Ascenty acquisition and Brookfield joint venture had occurred on the first day of Q418 (thereby including in Adjusted EBITDA Digital Realty's 49% of Ascenty's full-quarter operations for all of 4Q18 and 1Q19); and as if the $1.1 billion forward equity agreements had been physically settled in full and the proceeds of such settlement were applied to repay outstanding revolver borrowings during Q418 (thereby reducing outstanding indebtedness by $1.1 billion). As reported, 4Q18 and 1Q19 Net Debt/LQA Adj. EBITDA would have been 6.2x and 5.5x, respectively, and Fixed Charge Coverage ratios would have been 4.0x and 3.6x, respectively.
5) As adjusted for the following assumptions: The full physical settlement of the $1.1 billion forward equity offering on or before September 25, 2020; and the consummation of the sale and joint venture transactions with Mapletree; and the proceeds therefrom repaying borrowings under our global revolving credit facilities. As reported Net Debt / LQA Adj. EBITDA for 2Q19 and 3Q19 was 6.1x and 6.1x, respectively. As reported fixed charge coverage for 2Q19 and 3Q19 was 4.2x and 4.3x, respectively.

DIGITAL REALTY | 24

Matching the Duration of Assets and Liabilities
Clear Runway on the Left, No Bar Too Tall on the Right

AS ADJUSTED DEBT MATURITY(1)(2)

(U.S. $ in billions)



Pro Rata Share of JV Debt
Secured Mortgage Debt
Unsecured Senior Notes
Unsecured Term Loan
Unsecured Credit Facilities (3)
Unsecured Green Bonds
Contemplated Offerings
6.6 YEARS
Weighted Avg. Maturity(1)(2)
$0.0
$0.0
$0.0
$1.0
$1.6
$1.5
$1.5
$1.2
$1.1
$1.2
$1.3
$1.2
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

DEBT PROFILE



99%
Unsecured
Unsecured
Secured
82%
Fixed
Fixed
Floating
50%
USD
USD
GBP
Euro
Other

Note: As of September 30, 2019 on a standalone basis for Digital Realty.
1) Assumes exercise of extension options. Includes Digital Realty's pro rata share of six unconsolidated joint venture loans and debt securities.
2) As adjusted for the following assumptions: €500mm notes due 2028 issued in October 2019; the full physical settlement of the $1.1 billion forward equity offering on or before September 25, 2020; and the consummation of the sale and joint venture transactions with Mapletree; and the proceeds therefrom repaying borrowings under our global revolving credit facilities.
3) Includes Yen Facility.

DIGITAL REALTY | 25

Stringent Acquisition Criteria
Market Fundamentals, Accessibility, Stability and Risk


telx
DFT
EQUINIX | TELECITY
Ascenty
interxion

2012	2015	2016	2017	2018	2019
Sentrum Portfolio	**Telx**	**European Acquisition Portfolio**	**DuPont Fabros Technology**	**Ascenty**	**Interxion**
Three assets in London	20 assets in 13 metro areas across the U.S.	Eight assets in Europe	12 assets and six development projects across the U.S.	Eight assets and six development projects in Brazil	54 assets and 78MW under construction across 11 European countries
June 26, 2012:	July 14, 2015:	May 16, 2016	June 9, 2017:	September 24, 2018:	October 29, 2019:
Announced $1.1 billion acquisition	Announced $1.9 billion acquisition	Announced $875 million acquisition	Announced $7.6 billion acquisition	Announced $1.8 billion acquisition and JV	Announced $8.2 billion acquisition
June 26, 2012:	July 14, 2015:	May 16, 2016:	June 9, 2017:	September 24, 2018:	October 29, 2019:
Announced $800 million equity offering	Announced $700 million equity offering	Announced $1.4 billion equity offering	100% stock-for-stock transaction	Announced $1.1 billion equity offering	100% stock-for-stock transaction

DIGITAL REALTY | 26

Consistent Access to Capital
Portfolio Growth Financed by Match-Funding

Access to Capital in Multiple Currencies Allows Digital Realty to Match-Fund across Global Portfolio

THE FULL MENU OF CAPITAL OPTIONS

Debt

- Unsecured Senior Notes
  - U.S. Dollar Bonds
  - Sterling Bonds
  - Euro Bonds
- Private Placement Unsecured Notes
- Multi-Currency Global Credit Facility
- Unsecured Term Loan
- Property-Level Secured Debt

Preferred Equity

- Perpetual Preferred Equity
- Convertible Preferred Equity

Equity

- Common Equity
- ATM
- Asset Sales
- Joint Venture Capital

EQUITY RAISED SINCE 2009

USD in millions

$16Bn OF EQUITY RAISED SINCE 2009(1)

Recent and Pending Transactions:

- Closed $1.0 bn JV with Mapletree
- Closing disposition of 10 PBB properties to Mapletree for $557 mm
- $1.1 bn of undrawn equity forwards



Common Equity Issuance
Dispositions
Preferred Equity Issuance
$84
$613
$750
$1,077
$543
$546
$1,179
$1,526
$6,627
$1,396
$1,923
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

TOP 25 U.S. REIT BOND ISSUERS(2)

USD in billions

	Company	Amount Outstanding
1.	Simon Property Group Inc	$18.6
2.	American Tower	$18.1
3.	Crown Castle	$12.0
4.	Welltower	$10.8
5.	Ventas Inc	$10.5
6.	**Digital Realty Trust**	**$10.1**
7.	Prologis Inc	$9.9
8.	Boston Properties	$9.2
9.	Healthpeak Properties	$7.4
10.	Equity Residential	$7.2
11.	Alexandria Real Estate Equities Inc	$7.0
12.	AvalonBay Communities Inc	$6.2
13.	Realty Income	$5.9
14.	Hospitality Properties Trust	$5.4
15.	Kimco Realty	$4.7
16.	Weyerhaeuser	$4.6
17.	Essex Property Trust Inc	$4.2
18.	Brixmor Property Group Inc	$4.2
19.	W.P. Carey	$3.9
20.	Omega Healthcare Investors	$3.9
21.	Host Hotels & Resorts	$3.5
22.	Mid-America Apartment Communities	$3.3
23.	VEREIT	$3.3
24.	Duke Realty Corp	$3.2
25.	National Retail Properties	$2.9

Note: As of January 2, 2020.
1) Includes marketed equity offerings and equity issued under the ATM equity programs. As adjusted to include proceeds of $811mm from sale of assets to the JV with Mapletree in November 2019 and $557mm from the pending sale of assets to Mapletree.
2) Source: Bloomberg; includes U.S. REIT IG credits. Amount o/s includes only senior unsecured instruments. Includes securities issued in foreign currencies. Amount o/s is shown in USD using the FX rate for the issue date of each security.

DIGITAL REALTY | 27

Credit Metrics Compare Favorably to Blue Chip REITs
Strong Credit Statistics in Relation to International Comparables



Net Debt / Adjusted EBITDA(1)
15.0x
10.0x
5.0x
0.0x
3.9x
4.1x
5.0x (3)
5.1x
5.2x
5.4x
5.8x
8.4x
10.2x
10.5x
10.6x
13.7x
PLD
AMT
DIGITAL REALTY
SPG
WPC
CONE
WELL
Klepierre
Hammerson
Vonovia
Unibail
Gecina



Interest Coverage(2)
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
9.2x
7.9x
6.5x
6.1x
5.8x
5.4x
5.3x
5.0x
4.9x
4.4x (3)
3.8x
3.4x
PLD
Klepierre
CONE
AMT
Unibail
SPG
Gecina
WPC
Vonovia
DIGITAL REALTY
WELL
Hammerson

		US REIT Comparables						International Comparables				
Company	DIGITAL REALTY	AMT	CONE	PLD	SPG	WELL	WPC	Gecina	Vonovia	Hammerson	Klepierre	Unibail
S&P	BBB	BBB-	BBB-	A-	A	BBB+	BBB	A-	BBB+	NR	A-	A
Moody's	Baa2	Baa3	Ba1	A3	A2	Baa1	Baa2	A3	NR	Baa1	NR	A2

Source: All based on Company calculations of publicly available information as of 09/30/2019, except for Unibail, Klepierre, Gecina, and Hammerson which are as of 06/30/2019.

(1) Net debt / LQA Adj. EBITDA as reported for AMT, CONE, DLR, SPG, WELL, and WPC. Net debt / LQA Adj. EBITDA calculated for PLD and Vonovia. Net debt / LHA Adj. EBITDA calculated for Klepierre, Gecina, and Unibail. Net debt / EBITDA as reported on a 12 months rolling basis for Hammerson.

(2) Fixed charge coverage ratio as reported for DLR, PLD, SPG, WELL, and WPC. Interest coverage ratio as reported for Gecina, Hammerson, Klepierre, Unibail, and Vonovia. Calculated as Adjusted EBITDA divided by GAAP interest expense for AMT, and CONE.

(3) As adjusted for the following assumptions: The full physical settlement of the $1.1 billion forward equity offering on or before September 25, 2020; and the consummation of the sale and joint venture transactions with Mapletree; and the proceeds therefrom repaying borrowings under our global revolving credit facilities. As reported Net Debt / LQA Adj. EBITDA for 3Q19 was 6.1x. As reported fixed charge coverage for 3Q19 was 4.3x.

DIGITAL REALTY | 28

Disciplined Financial Strategy
Key Credit Highlights

1. Leading Global Data Center Platform
Growing worldwide demand from a diversified customer base

2. Sustainable Competitive Advantages
New supply requires significant capital and specialized expertise

3. Cash Flow Strength and Stability
Long-term leases to high-credit quality customers with strong retention

4. Conservative Financial Strategy
Committed to maintaining a strong investment grade balance sheet

5. Proven Management Team
Technical expertise combined with disciplined investment management approach

265
Data Centers Globally[1]

2,000+ Digital Realty CUSTOMERS

2,000+ Interxion CUSTOMERS

>50% of Customers
Investment Grade or Equivalent[2]

BBB / Baa2 / BBB

Note: As of September 30, 2019.

1) Pro forma for consummation of the Interxion combination and the sale of certain properties to and joint venture with Mapletree. Includes 41 data centers held as investments in unconsolidated joint ventures and excludes 12 data centers held for sale.
2) Calculation based on annualized base rents (monthly contractual cash base rent before abatements) under existing leases as of September 30, 2019 multiplied by 12. Based on the credit ratings of Digital Realty's top 100 customers against total ABR of $2.3 billion. Credit ratings from S&P, Moody's and Fitch reflect credit ratings of customer parent entity. There can be no assurance that a customer parent entity will satisfy the customer's lease obligations upon such customer's default. Excludes Interxion customers.

DIGITAL REALTY | 29

Appendix DIGITAL REALTY | 30Appendix DIGITAL REALTY | 30

Sustainability Case Study Franklin Park Data Center Campus Efficiency Results Franklin Park, IL INDUSTRY LEADING 9.8mm SUSTAINABILITY kWh Annualized Energy Savings 1.3PUE vs. 1.5 PUE Baseline $687k Rebate Check from Local Utility DIGITAL REALTY | 31Sustainability Case Study Franklin Park Data Center Campus Efficiency Results Franklin Park, IL INDUSTRY LEADING 9.8mm SUSTAINABILITY kWh Annualized Energy Savings 1.3PUE vs. 1.5 PUE Baseline $687k Rebate Check from Local Utility DIGITAL REALTY | 31

Sustainability Case Study Focus On Additionality Commitment to Renewable Energy 20MW Solar 324MW Nameplate Capacity of Contracted Renewables 1,00,000 MWh of Annual Output 88MW and 76MW Wind 740,000 Metric Tons of CO Emissions Avoided 2 DIGITAL REALTY | 32Sustainability Case Study Focus On Additionality Commitment to Renewable Energy 20MW Solar 324MW Nameplate Capacity of Contracted Renewables 1,00,000 MWh of Annual Output 88MW and 76MW Wind 740,000 Metric Tons of CO Emissions Avoided 2 DIGITAL REALTY | 32

Sustainability Case Study Energy and Water Conservation EFFICIENCY RESULTS 100 Delawanna Avenue Clifton, New Jersey 3.8mm Liters of Water Conserved 10% Energy Savings 545kg Build-Up Removed from Cooling Towers $100k Annualized Cost Reductions DIGITAL REALTY | 33Sustainability Case Study Energy and Water Conservation EFFICIENCY RESULTS 100 Delawanna Avenue Clifton, New Jersey 3.8mm Liters of Water Conserved 10% Energy Savings 545kg Build-Up Removed from Cooling Towers $100k Annualized Cost Reductions DIGITAL REALTY | 33

Appendix Additional Information Additional Information and Where to Find It This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Digital Realty has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that includes a proxy statement of Digital Realty, which also constitutes a prospectus of Digital Realty. After the registration statement is declared effective by the SEC, Digital Realty intends to mail a definitive proxy statement/prospectus to shareholders of Digital Realty and Digital Realty intends to cause its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter Interxion intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the tender offer. The tender offer for the outstanding shares of Interxion referred to in this document has not yet commenced. The solicitation and offer to purchase shares of Interxion will only be made pursuant to the Schedule TO and related exchange offer prospectus. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that Digital Realty or Interxion may file with the SEC and send to Digital Realty’s stockholders or Interxion’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE TENDER OFFER, WE URGE INVESTORS OF DIGITAL REALTY AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN EXCHANGE OFFER PROSPECTUS, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DIGITAL REALTY AND INTERXION WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITAL REALTY, INTERXION AND THE PROPOSED TRANSACTIONS. Investors will be able to obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by Digital Realty and Interxion with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from Digital Realty’s website (https://www.digitalrealty.com) or by contacting Digital Realty’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from Interxion’s website (https://www.interxion.com) or by contacting Interxion’s Investor Relations Department at (813) 644-9399. Participants in the Solicitation Digital Realty, Interxion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Digital Realty’s stockholders and Interxion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of Digital Realty is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of Interxion and their ownership of Interxion ordinary shares is set forth in Interxion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above. DIGITAL REALTY | 34Appendix Additional Information Additional Information and Where to Find It This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Digital Realty has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that includes a proxy statement of Digital Realty, which also constitutes a prospectus of Digital Realty. After the registration statement is declared effective by the SEC, Digital Realty intends to mail a definitive proxy statement/prospectus to shareholders of Digital Realty and Digital Realty intends to cause its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter Interxion intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the tender offer. The tender offer for the outstanding shares of Interxion referred to in this document has not yet commenced. The solicitation and offer to purchase shares of Interxion will only be made pursuant to the Schedule TO and related exchange offer prospectus. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that Digital Realty or Interxion may file with the SEC and send to Digital Realty’s stockholders or Interxion’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE TENDER OFFER, WE URGE INVESTORS OF DIGITAL REALTY AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN EXCHANGE OFFER PROSPECTUS, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DIGITAL REALTY AND INTERXION WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITAL REALTY, INTERXION AND THE PROPOSED TRANSACTIONS. Investors will be able to obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by Digital Realty and Interxion with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from Digital Realty’s website (https://www.digitalrealty.com) or by contacting Digital Realty’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from Interxion’s website (https://www.interxion.com) or by contacting Interxion’s Investor Relations Department at (813) 644-9399. Participants in the Solicitation Digital Realty, Interxion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Digital Realty’s stockholders and Interxion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of Digital Realty is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of Interxion and their ownership of Interxion ordinary shares is set forth in Interxion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above. DIGITAL REALTY | 34

Appendix Additional Information Note Regarding Forward-Looking Statements The information included in this presentation contains forward looking statements. Such forward-looking statements include statements relating to: the satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement; our economic outlook; public cloud services spending; the expected timing, locations, benefits and product offerings for IBM Cloud and Service Exchange; our corporate governance; our sustainability initiatives; the expected effect of foreign currency translation adjustments on our financials; demand drivers and economic growth outlook; business drivers; sources and uses; our expected development plans and completions, including timing, total square footage, IT capacity and raised floor space upon completion; expected availability for leasing efforts and colocation initiatives; organizational initiatives; our expected product offerings; our expected Go-to-Market strategy; joint venture opportunities; occupancy and total investment; our expected investment in our properties; our estimated time to stabilization and targeted returns at stabilization of our properties; our expected future acquisitions; acquisitions strategy; available inventory and development strategy; the signing and commencement of leases, and related rental revenue; lag between signing and commencement of leases; future rents; our expected same store portfolio growth; our expected growth and stabilization of development completions and acquisitions; our expected mark-to-market rates on lease expirations, lease rollovers and expected rental rate changes; our expected yields on investments; our expectations with respect to capital investments at lease expiration on existing data center or colocation space; barriers to entry; competition; debt maturities; lease maturities; our expected returns on invested capital; estimated absorption rates; our other expected future financial and other results, and the assumptions underlying such results; our top investment geographies and market opportunities; our expected colocation expansions; our ability to access the capital markets; expected time and cost savings to our customers; our customers’ capital investments; our plans and intentions; future data center utilization, utilization rates, growth rates, trends, supply and demand, and demand drivers; data center outsourcing trends; data center expansion plans; estimated kW/MW requirements; growth in the overall Internet infrastructure sector and segments thereof; the replacement cost of our assets; the development costs of our buildings, and lead times; estimated costs for customers to deploy or migrate to a new data center; capital expenditures; the effect new leases and increases in rental rates will have on our rental revenues and results of operations; lease expiration rates; our ability to borrow funds under our credit facilities; estimates of the value of our development portfolio; our ability to meet our liquidity needs, including the ability to raise additional capital; the settlement of our forward sales agreements; credit ratings; capitalization rates, or cap rates; market forecasts; potential new locations; the expected impact of our global expansion; dividend payments and our dividend policy; projected financial information and covenant metrics; annualized; core FFO run-rate and NOI Growth; other forward-looking financial data; leasing expectations; our exposure to tenants in certain industries; our expectations and underlying assumptions regarding our sensitivity to fluctuations in foreign exchange rates and energy prices; and the sufficiency of our capital to fund future requirements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and discussions which do not relate solely to historical matters. Such statements are subject to risks, uncertainties and assumptions difficulties managing an international business and acquiring or operating properties in foreign jurisdictions and unfamiliar metropolitan areas, are not guarantees of future performance and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control that may cause actual results to vary materially. Some of the risks and uncertainties include, among others, the following: reduced demand for data centers or decreases in information technology spending; decreased rental rates, increased operating costs or increased vacancy rates; increased competition or available supply of data center space; the suitability of our data centers and data center infrastructure, delays or disruptions in connectivity or availability of power, or failures or breaches of our physical and information security infrastructure or services; our dependence upon significant customers, bankruptcy or insolvency of a major customer or a significant number of smaller customers, or defaults on or non-renewal of leases by customers; breaches of our obligations or restrictions under our contracts with our customers; our inability to successfully develop and lease new properties and development space, and delays or unexpected costs in development of properties; the impact of current global and local economic, credit and market conditions; our inability to retain data center space that we lease or sublease from third parties; difficulty acquiring or operating properties in foreign jurisdictions; our failure to realize the intended benefits from, or disruptions to our plans and operations or unknown or contingent liabilities related to, our recent and future acquisitions; our entry into a definitive agreement to combine with InterXion; our inability to achieve expected revenue synergies or cost savings as a result of our combination with InterXion; each of our and InterXion’s ability to consummate the transactions contemplated by the purchase agreement, the timing of the closing of those transactions and unexpected costs or unexpected liabilities that may arise from the transactions, whether or not consummated; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated transactions contemplated by the purchase agreement; our failure to successfully integrate and operate acquired or developed properties or businesses; difficulties in identifying properties to acquire and completing acquisitions; risks related to joint venture investments, including as a result of our lack of control of such investments; risks associated with using debt to fund our business activities, including re-financing and interest rate risks, our failure to repay debt when due, adverse changes in our credit ratings or our breach of covenants or other terms contained in our loan facilities and agreements; our failure to obtain necessary debt and equity financing, and our dependence on external sources of capital; financial market fluctuations and changes in foreign currency exchange rates; adverse economic or real estate developments in our industry or the industry sectors that we sell to, including risks relating to decreasing real estate valuations and impairment charges and goodwill and other intangible asset impairment charges; our inability to manage our growth effectively; losses in excess of our insurance coverage; environmental liabilities and risks related to natural disasters; our inability to comply with rules and regulations applicable to our company; Digital Realty Trust, Inc.'s failure to maintain its status as a REIT for federal income tax purposes; Digital Realty Trust, L.P.'s failure to qualify as a partnership for federal income tax purposes; restrictions on our ability to engage in certain business activities; and changes in local, state, federal and international laws and regulations, including related to taxation, real estate and zoning laws, and increases in real property tax rates. The risks included here are not exhaustive, and additional factors could adversely affect our business and financial performance. We discussed a number of additional material risks in our annual report on Form 10-K for the year ended December 31, 2018, our quarterly report on Form 10-Q for the quarter ended September 30, 2019 and other filings with the Securities and Exchange Commission, and, with respect to the proposed combination with Interxion, a more complete discussion of these and other risks can be found in Interxion’s annual and quarterly filings with the Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2018 and subsequent quarterly reports furnished on Form 6-K. Those risks continue to be relevant to our performance and financial condition. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We expressly disclaim any responsibility to update forward-looking statements, whether as a result of new information, future events or otherwise. Digital Realty, Digital Realty Trust, the Digital Realty logo, Turn-Key Flex and Powered Base Building are registered trademarks and service marks of Digital Realty Trust, Inc. in the United States and/or other countries. All other logos are the property of their respective owners. DIGITAL REALTY | 35Appendix Additional Information Note Regarding Forward-Looking Statements The information included in this presentation contains forward looking statements. Such forward-looking statements include statements relating to: the satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement; our economic outlook; public cloud services spending; the expected timing, locations, benefits and product offerings for IBM Cloud and Service Exchange; our corporate governance; our sustainability initiatives; the expected effect of foreign currency translation adjustments on our financials; demand drivers and economic growth outlook; business drivers; sources and uses; our expected development plans and completions, including timing, total square footage, IT capacity and raised floor space upon completion; expected availability for leasing efforts and colocation initiatives; organizational initiatives; our expected product offerings; our expected Go-to-Market strategy; joint venture opportunities; occupancy and total investment; our expected investment in our properties; our estimated time to stabilization and targeted returns at stabilization of our properties; our expected future acquisitions; acquisitions strategy; available inventory and development strategy; the signing and commencement of leases, and related rental revenue; lag between signing and commencement of leases; future rents; our expected same store portfolio growth; our expected growth and stabilization of development completions and acquisitions; our expected mark-to-market rates on lease expirations, lease rollovers and expected rental rate changes; our expected yields on investments; our expectations with respect to capital investments at lease expiration on existing data center or colocation space; barriers to entry; competition; debt maturities; lease maturities; our expected returns on invested capital; estimated absorption rates; our other expected future financial and other results, and the assumptions underlying such results; our top investment geographies and market opportunities; our expected colocation expansions; our ability to access the capital markets; expected time and cost savings to our customers; our customers’ capital investments; our plans and intentions; future data center utilization, utilization rates, growth rates, trends, supply and demand, and demand drivers; data center outsourcing trends; data center expansion plans; estimated kW/MW requirements; growth in the overall Internet infrastructure sector and segments thereof; the replacement cost of our assets; the development costs of our buildings, and lead times; estimated costs for customers to deploy or migrate to a new data center; capital expenditures; the effect new leases and increases in rental rates will have on our rental revenues and results of operations; lease expiration rates; our ability to borrow funds under our credit facilities; estimates of the value of our development portfolio; our ability to meet our liquidity needs, including the ability to raise additional capital; the settlement of our forward sales agreements; credit ratings; capitalization rates, or cap rates; market forecasts; potential new locations; the expected impact of our global expansion; dividend payments and our dividend policy; projected financial information and covenant metrics; annualized; core FFO run-rate and NOI Growth; other forward-looking financial data; leasing expectations; our exposure to tenants in certain industries; our expectations and underlying assumptions regarding our sensitivity to fluctuations in foreign exchange rates and energy prices; and the sufficiency of our capital to fund future requirements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and discussions which do not relate solely to historical matters. Such statements are subject to risks, uncertainties and assumptions difficulties managing an international business and acquiring or operating properties in foreign jurisdictions and unfamiliar metropolitan areas, are not guarantees of future performance and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control that may cause actual results to vary materially. Some of the risks and uncertainties include, among others, the following: reduced demand for data centers or decreases in information technology spending; decreased rental rates, increased operating costs or increased vacancy rates; increased competition or available supply of data center space; the suitability of our data centers and data center infrastructure, delays or disruptions in connectivity or availability of power, or failures or breaches of our physical and information security infrastructure or services; our dependence upon significant customers, bankruptcy or insolvency of a major customer or a significant number of smaller customers, or defaults on or non-renewal of leases by customers; breaches of our obligations or restrictions under our contracts with our customers; our inability to successfully develop and lease new properties and development space, and delays or unexpected costs in development of properties; the impact of current global and local economic, credit and market conditions; our inability to retain data center space that we lease or sublease from third parties; difficulty acquiring or operating properties in foreign jurisdictions; our failure to realize the intended benefits from, or disruptions to our plans and operations or unknown or contingent liabilities related to, our recent and future acquisitions; our entry into a definitive agreement to combine with InterXion; our inability to achieve expected revenue synergies or cost savings as a result of our combination with InterXion; each of our and InterXion’s ability to consummate the transactions contemplated by the purchase agreement, the timing of the closing of those transactions and unexpected costs or unexpected liabilities that may arise from the transactions, whether or not consummated; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated transactions contemplated by the purchase agreement; our failure to successfully integrate and operate acquired or developed properties or businesses; difficulties in identifying properties to acquire and completing acquisitions; risks related to joint venture investments, including as a result of our lack of control of such investments; risks associated with using debt to fund our business activities, including re-financing and interest rate risks, our failure to repay debt when due, adverse changes in our credit ratings or our breach of covenants or other terms contained in our loan facilities and agreements; our failure to obtain necessary debt and equity financing, and our dependence on external sources of capital; financial market fluctuations and changes in foreign currency exchange rates; adverse economic or real estate developments in our industry or the industry sectors that we sell to, including risks relating to decreasing real estate valuations and impairment charges and goodwill and other intangible asset impairment charges; our inability to manage our growth effectively; losses in excess of our insurance coverage; environmental liabilities and risks related to natural disasters; our inability to comply with rules and regulations applicable to our company; Digital Realty Trust, Inc.'s failure to maintain its status as a REIT for federal income tax purposes; Digital Realty Trust, L.P.'s failure to qualify as a partnership for federal income tax purposes; restrictions on our ability to engage in certain business activities; and changes in local, state, federal and international laws and regulations, including related to taxation, real estate and zoning laws, and increases in real property tax rates. The risks included here are not exhaustive, and additional factors could adversely affect our business and financial performance. We discussed a number of additional material risks in our annual report on Form 10-K for the year ended December 31, 2018, our quarterly report on Form 10-Q for the quarter ended September 30, 2019 and other filings with the Securities and Exchange Commission, and, with respect to the proposed combination with Interxion, a more complete discussion of these and other risks can be found in Interxion’s annual and quarterly filings with the Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2018 and subsequent quarterly reports furnished on Form 6-K. Those risks continue to be relevant to our performance and financial condition. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We expressly disclaim any responsibility to update forward-looking statements, whether as a result of new information, future events or otherwise. Digital Realty, Digital Realty Trust, the Digital Realty logo, Turn-Key Flex and Powered Base Building are registered trademarks and service marks of Digital Realty Trust, Inc. in the United States and/or other countries. All other logos are the property of their respective owners. DIGITAL REALTY | 35

Appendix Management Statements on Non-GAAP Measures The information included in this presentation contains certain non-GAAP financial measures that management believes are helpful in understanding our business, as further described below. Our definition and calculation of non-GAAP financial measures may differ from those of other REITs, and, therefore, may not be comparable. The non-GAAP financial measures should not be considered an alternative to net income or any other GAAP measurement of performance and should not be considered an alternative to cash flows from operating, investing or financing activities as a measure of liquidity. EBITDA and Adjusted EBITDA: We believe that earnings before interest, loss from early extinguishment of debt, income taxes, and depreciation and amortization, or EBITDA, and Adjusted EBITDA (as defined below), are useful supplemental performance measures because they allow investors to view our performance without the impact of non-cash depreciation and amortization or the cost of debt and, with respect to Adjusted EBITDA, severance, equity acceleration, and legal expenses, transaction and integration expenses, (gain) loss on real estate transactions, equity in earnings adjustment for non-core items, other non-core adjustments, net, noncontrolling interests, preferred stock dividends, including undeclared dividends, and issuance costs associated with redeemed preferred stock. Adjusted EBITDA is EBITDA excluding unconsolidated joint venture real estate related depreciation & amortization, severance, equity acceleration, and legal expenses, transaction and integration expenses, gain on sale / deconsolidation, impairment of investments in real estate, other non-core adjustments, net, non-controlling interests, and preferred stock dividends, including undeclared dividends. In addition, we believe EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in the evaluation of REITs. Because EBITDA and Adjusted EBITDA are calculated before recurring cash charges including interest expense and income taxes, exclude capitalized costs, such as leasing commissions, and are not adjusted for capital expenditures or other recurring cash requirements of our business, their utility as a measure of our performance is limited. Other REITs may calculate EBITDA and Adjusted EBITDA differently than we do and accordingly, our EBITDA and Adjusted EBITDA may not be comparable to other REITs’ EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA should be considered only as supplements to net income computed in accordance with GAAP as a measure of our financial performance. DIGITAL REALTY | 36Appendix Management Statements on Non-GAAP Measures The information included in this presentation contains certain non-GAAP financial measures that management believes are helpful in understanding our business, as further described below. Our definition and calculation of non-GAAP financial measures may differ from those of other REITs, and, therefore, may not be comparable. The non-GAAP financial measures should not be considered an alternative to net income or any other GAAP measurement of performance and should not be considered an alternative to cash flows from operating, investing or financing activities as a measure of liquidity. EBITDA and Adjusted EBITDA: We believe that earnings before interest, loss from early extinguishment of debt, income taxes, and depreciation and amortization, or EBITDA, and Adjusted EBITDA (as defined below), are useful supplemental performance measures because they allow investors to view our performance without the impact of non-cash depreciation and amortization or the cost of debt and, with respect to Adjusted EBITDA, severance, equity acceleration, and legal expenses, transaction and integration expenses, (gain) loss on real estate transactions, equity in earnings adjustment for non-core items, other non-core adjustments, net, noncontrolling interests, preferred stock dividends, including undeclared dividends, and issuance costs associated with redeemed preferred stock. Adjusted EBITDA is EBITDA excluding unconsolidated joint venture real estate related depreciation & amortization, severance, equity acceleration, and legal expenses, transaction and integration expenses, gain on sale / deconsolidation, impairment of investments in real estate, other non-core adjustments, net, non-controlling interests, and preferred stock dividends, including undeclared dividends. In addition, we believe EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in the evaluation of REITs. Because EBITDA and Adjusted EBITDA are calculated before recurring cash charges including interest expense and income taxes, exclude capitalized costs, such as leasing commissions, and are not adjusted for capital expenditures or other recurring cash requirements of our business, their utility as a measure of our performance is limited. Other REITs may calculate EBITDA and Adjusted EBITDA differently than we do and accordingly, our EBITDA and Adjusted EBITDA may not be comparable to other REITs’ EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA should be considered only as supplements to net income computed in accordance with GAAP as a measure of our financial performance. DIGITAL REALTY | 36

Reconciliation of Non-GAAP Items To Their Closest GAAP Equivalent

Net Debt/LQA Adjusted EBITDA

in 000's		QE 12/31/2018
Total debt at balance sheet carrying value		$ 11,101,479
Add: DLR share of unconsolidated joint venture debt		268,692
Add: Capital lease obligations		263,844
Less: Unrestricted cash		(116,700)
Net Debt as of December 31, 2018		$ 11,517,315
Net Debt / LQA Adjusted EBITDA[i]		6.2x
(i) Adjusted EBITDA		
Net Income (loss) available to common unitholders	$ 32,530	
Interest	84,883	
DLR share of unconsolidated joint venture interest expense	2,101	
(Gain) loss from early extinguishment of debt	1,568	
Taxes (income) expense	(5,843)	
Depreciation & amortization	299,362	
DLR share of unconsolidated joint venture depreciation	3,615	
EBITDA	$ 416,916	
Severance accrual, equity acceleration and legal expenses	602	
Transaction and integration expense	25,917	
(Gain) on real estate transactions	(7)	
Other non-core adjustments, net	1,471	
Non-controlling interests	(262)	
Preferred stock distributions, including undeclared distributions	20,329	
Adjusted EBITDA[a]	$ 466,266	
LQA Adjusted EBITDA (Adjusted EBITDA x 4)	$ 1,865,062	

(a) Includes certain financial information from unconsolidated joint ventures.

Net Debt/LQA Adjusted EBITDA – As Adjusted

		QE 12/31/2018
Net Debt as of December 31, 2018		$ 11,517,315
Less: Expected Brookfield equity investment in joint venture		(675,000)
Less: Ascenty Loan (100% share)		(600,000)
Plus: Ascenty Loan (49% share)		294,000
Plus: Unrestricted cash at Ascenty (100% share)		106,000
Less: Unrestricted cash at Ascenty (49% share)		(51,940)
Less: Gross Proceeds from Forward Equity		(1,104,575)
Net Debt as of December 31, 2018 (As Adjusted)		$ 9,485,800
Net Debt / LQA Adjusted EBITDA (As Adjusted)[ii]		5.0x
(ii) Adjusted EBITDA (As Adjusted)		
Adjusted EBITDA[a]	$ 466,266	
Less: Ascenty EBITDA (100% share)	(3,302)	
Plus: Ascenty EBITDA (49% share, adjusted for full-quarter activity)	7,293	
Adjusted EBITDA (As Adjusted for Ascenty)	$ 470,257	
LQA Adjusted EBITDA (Adjusted EBITDA x 4)	$ 1,881,026	

Fixed Charge Coverage Ratio (LQA Adjusted EBITDA/Total Fixed Charges)

	QE 12/31/2018
GAAP interest expense plus capitalized interest, less bridge facility fees	$ 94,345
Scheduled debt principal payments	153
Preferred distributions	20,329
Total fixed charges	$ 114,827
Fixed charge coverage ratio	4.0x

Fixed Charge Coverage Ratio (LQA Adjusted EBITDA/Total Fixed Charges) - As Adjusted

	QE 12/31/2018
Total fixed charges	$ 114,827
Less: Adjustment to Interest on 49% Share of Ascenty Loan	(5,387)
Less: Lower Global Credit Facility Interest from Brookfield Investment and Forward Equity	(12,295)
Total fixed charges	$ 97,145
Fixed charge coverage ratio	4.8x

DIGITAL REALTY | 37

Reconciliation of Non-GAAP Items To Their Closest GAAP Equivalent

Net Debt/LQA Adjusted EBITDA		
in 000's		QE 3/31/2019
Total debt at balance sheet carrying value		$ 10,279,656
Add: DLR share of unconsolidated joint venture debt		267,404
Add: Capital lease obligations		167,764
Less: Unrestricted cash		(123,879)
Net Debt as of March 31, 2019		$ 10,590,945
Net Debt / LQA Adjusted EBITDA[i]		5.5x
(i) Adjusted EBITDA		
Net Income (loss) available to common unitholders	$ 100,169	
Interest	101,552	
DLR share of unconsolidated joint venture interest expense	1,899	
(Gain) loss from early extinguishment of debt	12,886	
Taxes (income) expense	4,266	
Depreciation & amortization	311,486	
EBITDA	$ 532,258	
Unconsolidated JV real estate related depreciation & amortizatio	3,851	
Severance accrual, equity acceleration and legal expenses	1,483	
Transaction and integration expense	2,494	
Gain on sale / deconsolidation	(67,497)	
Other non-core adjustments, net	(13,806)	
Impairment of investments in real estate	5,351	
Non-controlling interests	(115)	
Preferred stock distributions, including undeclared distributions	20,943	
Adjusted EBITDA[a]	$ 484,962	
LQA Adjusted EBITDA (Adjusted EBITDA x 4)	$ 1,939,848	

(a) Includes certain financial information from unconsolidated joint ventures.

Net Debt/LQA Adjusted EBITDA – As Adjusted		
		QE 3/31/2019
Net Debt as of March 31, 2019		$ 10,590,945
Plus: Ascenty Loan (49% share)		294,000
Less: Gross Proceeds from Forward Equity		(1,104,575)
Net Debt as of March 31, 2019 (As Adjusted)		$ 9,780,370
Net Debt / LQA Adjusted EBITDA (As Adjusted)[ii]		5.1x
(ii) Adjusted EBITDA (As Adjusted)		
Adjusted EBITDA[a]	$ 484,962	
Less: Ascenty EBITDA (100% share)	(19,803)	
Plus: Ascenty EBITDA (49% share, adjusted for full-quarter activity)	9,703	
Adjusted EBITDA (As Adjusted for Ascenty)	$ 474,863	
LQA Adjusted EBITDA (Adjusted EBITDA x 4)	$ 1,899,450	

Fixed Charge Coverage Ratio (LQA Adjusted EBITDA/Total Fixed Charges)	
	QE 3/31/2019
GAAP interest expense plus capitalized interest	$ 112,449
Scheduled debt principal payments	153
Preferred distributions	20,943
Total fixed charges	$ 133,545
Fixed charge coverage ratio	3.6x

Fixed Charge Coverage Ratio (LQA Adjusted EBITDA/Total Fixed Charges) - As Adjusted	
Total fixed charges	$ 133,545
Less: Adjustment to Interest on 49% Share of Ascenty Loan	(10,516)
Less: Lower Global Credit Facility Interest from Brookfield Investment and Forward Ec	(10,350)
Total fixed charges	$ 112,680
Fixed charge coverage ratio	4.1x

DIGITAL REALTY | 38

Reconciliation of Non-GAAP Items To Their Closest GAAP Equivalent Net Debt/LQA Adjusted EBITDA - As Adjusted Net Debt/LQA Adjusted EBITDA QE 06/30/19 QE 06/30/19 in 000’s Net Debt as of June 30, 2019 $ 1 1,539,282 Total debt at balance sheet carrying value $ 1 0,842,578 Add: DLR share of unconsolidated joint venture debt 555,970 Less: Gross Proceeds from Forward Equity $ (1,104,575) Add: Capital lease obligations 174,270 Less: Gross Proceeds from Mapletree Transactions $ (1,400,000) Less: Unrestricted cash (33,536) Net Debt as of June 30, 2019 (As Adjusted) $ 9,034,707 Net Debt as of June 30, 2019 $ 11,539,282 (iii) (iii) Net Debt / LQA Adjusted EBITDA 6.1x Net Debt / LQA Adjusted EBITDA (As Adjusted) 5.0x (iii) Adjusted EBITDA (iii) Adjusted EBITDA Adjusted EBITDA as of June 30, 2019 $ 476,820 Net (loss) available to common stockholders $ 31,738 Less: EBITDA of 10 Properties to be sold to Mapletree $ (9,250) Interest expense 8 6,051 Less: Less 80% of EBITDA of 3 Properties to be placed in JV with Mapletree $ (12,200) Loss from early extinguishment of debt 2 0,905 Adjusted EBITDA (As Adjusted for Mapletree) $ 455,370 DLR share of unconsolidated joint venture interest expense 8,322 Taxes 4,634 Depreciation and amortization 290,562 LQA Adjusted EBITDA (Adjusted EBITDA x 4) $ 1 ,821,480 EBITDA 442,212 QE 06/30/19 Fixed Charged Ratio (LQA Adjusted EBITDA/total fixed charges) Unconsolidated JV real estate related depreciation & amortization 13,623 Severance accrual and equity acceleration and legal expenses 665 GAAP interest expense plus capitalized interest 95,544 Transaction and integration expenses 4,210 Other non-core adjustments, net (13,476) Scheduled debt principal payments 159 Noncontrolling interests 1,156 Preferred dividends 16,670 Preferred stock dividends, including undeclared dividends 16,670 Issuance costs associated with redeemed preferred stock 11,760 Total fixed charges 112,373 Adjusted EBITDA $ 476,820 Fixed charge ratio 4.2x LQA Adjusted EBITDA (Adjusted EBITDA x 4) $ 1,907,280 QE 06/30/19 Fixed Charged Ratio (LQA Adjusted EBITDA/total fixed charges) - As Adjusted Total fixed charges 112,373 Less: Lower Global Credit Facility Interest from Mapletree and Forward Equity (6,998) Total fixed charges (As Adjusted for Mapletree and Forward Equity) 105,375 Fixed charge ratio (As Adjusted) 4.2x DIGITAL REALTY | 39Reconciliation of Non-GAAP Items To Their Closest GAAP Equivalent Net Debt/LQA Adjusted EBITDA - As Adjusted Net Debt/LQA Adjusted EBITDA QE 06/30/19 QE 06/30/19 in 000’s Net Debt as of June 30, 2019 $ 1 1,539,282 Total debt at balance sheet carrying value $ 1 0,842,578 Add: DLR share of unconsolidated joint venture debt 555,970 Less: Gross Proceeds from Forward Equity $ (1,104,575) Add: Capital lease obligations 174,270 Less: Gross Proceeds from Mapletree Transactions $ (1,400,000) Less: Unrestricted cash (33,536) Net Debt as of June 30, 2019 (As Adjusted) $ 9,034,707 Net Debt as of June 30, 2019 $ 11,539,282 (iii) (iii) Net Debt / LQA Adjusted EBITDA 6.1x Net Debt / LQA Adjusted EBITDA (As Adjusted) 5.0x (iii) Adjusted EBITDA (iii) Adjusted EBITDA Adjusted EBITDA as of June 30, 2019 $ 476,820 Net (loss) available to common stockholders $ 31,738 Less: EBITDA of 10 Properties to be sold to Mapletree $ (9,250) Interest expense 8 6,051 Less: Less 80% of EBITDA of 3 Properties to be placed in JV with Mapletree $ (12,200) Loss from early extinguishment of debt 2 0,905 Adjusted EBITDA (As Adjusted for Mapletree) $ 455,370 DLR share of unconsolidated joint venture interest expense 8,322 Taxes 4,634 Depreciation and amortization 290,562 LQA Adjusted EBITDA (Adjusted EBITDA x 4) $ 1 ,821,480 EBITDA 442,212 QE 06/30/19 Fixed Charged Ratio (LQA Adjusted EBITDA/total fixed charges) Unconsolidated JV real estate related depreciation & amortization 13,623 Severance accrual and equity acceleration and legal expenses 665 GAAP interest expense plus capitalized interest 95,544 Transaction and integration expenses 4,210 Other non-core adjustments, net (13,476) Scheduled debt principal payments 159 Noncontrolling interests 1,156 Preferred dividends 16,670 Preferred stock dividends, including undeclared dividends 16,670 Issuance costs associated with redeemed preferred stock 11,760 Total fixed charges 112,373 Adjusted EBITDA $ 476,820 Fixed charge ratio 4.2x LQA Adjusted EBITDA (Adjusted EBITDA x 4) $ 1,907,280 QE 06/30/19 Fixed Charged Ratio (LQA Adjusted EBITDA/total fixed charges) - As Adjusted Total fixed charges 112,373 Less: Lower Global Credit Facility Interest from Mapletree and Forward Equity (6,998) Total fixed charges (As Adjusted for Mapletree and Forward Equity) 105,375 Fixed charge ratio (As Adjusted) 4.2x DIGITAL REALTY | 39

Reconciliation of Non-GAAP Items To Their Closest GAAP Equivalent Net Debt/LQA Adjusted EBITDA Net Debt/LQA Adjusted EBITDA - As Adjusted QE 09/30/19 QE 09/30/19 in 000’s Total debt at balance sheet carrying value $ 10,924,035 Net Debt as of September 30, 2019 $ 11,676,368 Add: DLR share of unconsolidated joint venture debt 590,846 Add: Capital lease obligations 168,677 Less: Gross Proceeds from Forward Equity $ (1,104,575) Less: Unrestricted cash (7,190) Less: Gross Proceeds from Mapletree Transactions $ (1,400,000) Net Debt as of September 30, 2019 $ 11,676,368 Net Debt as of September 30, 2019 (As Adjusted) $ 9,171,793 (i) Net Debt / LQA Adjusted EBITDA 6.1x Net Debt / LQA Adjusted EBITDA(ii) (As Adjusted) 5.0x (i) Adjusted EBITDA (ii) Adjusted EBITDA Adjusted EBITDA as of June 30, 2019 $ 481,674 Net income available to common stockholders $ 49,827 Less: EBITDA of 10 Properties to be sold to Mapletree as of 12/31/18 $ (9,250) Interest expense 84,574 Less: Less 80% of EBITDA of 3 Properties to be placed in JV with Mapletree $ (12,200) Loss from early extinguishment of debt 5,366 Adjusted EBITDA (As Adjusted for Mapletree) $ 460,224 DLR share of unconsolidated joint venture interest expense 8,330 Taxes 4,826 LQA Adjusted EBITDA (Adjusted EBITDA x 4) $1 ,840,896 Depreciation and amortization 286,718 EBITDA 439,641 QE 09/30/19 Fixed Charged Ratio (LQA Adjusted EBITDA/total fixed charges) GAAP interest expense plus capitalized interest 94,510 Unconsolidated JV real estate related depreciation & amortization 13,612 Severance accrual and equity acceleration and legal expenses 123 Scheduled debt principal payments 163 Transaction and integration expenses 4,115 Preferred dividends 16,670 Other non-core adjustments, net 6,436 Noncontrolling interests 1,077 Total fixed charges 111,343 Preferred stock dividends, including undeclared dividends 16,670 Adjusted EBITDA $ 481,674 Fixed charge ratio 4.3x LQA Adjusted EBITDA (Adjusted EBITDA x 4) $1 ,926,696 QE 09/30/19 Fixed Charged Ratio (LQA Adjusted EBITDA/total fixed charges) - As Adjusted Total fixed charges 111,343 Less: Lower Global Credit Facility Interest from Mapletree and Forward Equity (9,447) Total fixed charges (As Adjusted for Mapletree and Forward Equity) 101,896 Fixed charge ratio 4.4x DIGITAL REALTY | 40Reconciliation of Non-GAAP Items To Their Closest GAAP Equivalent Net Debt/LQA Adjusted EBITDA Net Debt/LQA Adjusted EBITDA - As Adjusted QE 09/30/19 QE 09/30/19 in 000’s Total debt at balance sheet carrying value $ 10,924,035 Net Debt as of September 30, 2019 $ 11,676,368 Add: DLR share of unconsolidated joint venture debt 590,846 Add: Capital lease obligations 168,677 Less: Gross Proceeds from Forward Equity $ (1,104,575) Less: Unrestricted cash (7,190) Less: Gross Proceeds from Mapletree Transactions $ (1,400,000) Net Debt as of September 30, 2019 $ 11,676,368 Net Debt as of September 30, 2019 (As Adjusted) $ 9,171,793 (i) Net Debt / LQA Adjusted EBITDA 6.1x Net Debt / LQA Adjusted EBITDA(ii) (As Adjusted) 5.0x (i) Adjusted EBITDA (ii) Adjusted EBITDA Adjusted EBITDA as of June 30, 2019 $ 481,674 Net income available to common stockholders $ 49,827 Less: EBITDA of 10 Properties to be sold to Mapletree as of 12/31/18 $ (9,250) Interest expense 84,574 Less: Less 80% of EBITDA of 3 Properties to be placed in JV with Mapletree $ (12,200) Loss from early extinguishment of debt 5,366 Adjusted EBITDA (As Adjusted for Mapletree) $ 460,224 DLR share of unconsolidated joint venture interest expense 8,330 Taxes 4,826 LQA Adjusted EBITDA (Adjusted EBITDA x 4) $1 ,840,896 Depreciation and amortization 286,718 EBITDA 439,641 QE 09/30/19 Fixed Charged Ratio (LQA Adjusted EBITDA/total fixed charges) GAAP interest expense plus capitalized interest 94,510 Unconsolidated JV real estate related depreciation & amortization 13,612 Severance accrual and equity acceleration and legal expenses 123 Scheduled debt principal payments 163 Transaction and integration expenses 4,115 Preferred dividends 16,670 Other non-core adjustments, net 6,436 Noncontrolling interests 1,077 Total fixed charges 111,343 Preferred stock dividends, including undeclared dividends 16,670 Adjusted EBITDA $ 481,674 Fixed charge ratio 4.3x LQA Adjusted EBITDA (Adjusted EBITDA x 4) $1 ,926,696 QE 09/30/19 Fixed Charged Ratio (LQA Adjusted EBITDA/total fixed charges) - As Adjusted Total fixed charges 111,343 Less: Lower Global Credit Facility Interest from Mapletree and Forward Equity (9,447) Total fixed charges (As Adjusted for Mapletree and Forward Equity) 101,896 Fixed charge ratio 4.4x DIGITAL REALTY | 40

Reconciliation of Non-GAAP Items To Their Closest GAAP Equivalent Interxion Net Debt / LQA Adjusted EBITDA in 000’s 9/30/2019 Total debt $ 1 ,413,310 Add: Capital lease obligations 56,266 Less: Unrestricted cash (229,912) Net Debt as of September 30, 2019 $ 1 ,239,663 (i) Net Debt / LQA Adjusted EBITDA 4.0x (i) LQA Adjusted EBITDA Net income $ 23,961 Income tax expense 7,256 Net finance expense 3,610 Share of results of equity equity-accounted investees, net of tax 126 Depreciation and amortization 50,597 EBITDA 85,550 M&A transaction costs 876 Cash Rent Expense (IFRS 16 Impact) (9,481) Adjusted EBITDA $ 76,945 LQA Adjusted EBITDA $ 307,778 DIGITAL REALTY | 41Reconciliation of Non-GAAP Items To Their Closest GAAP Equivalent Interxion Net Debt / LQA Adjusted EBITDA in 000’s 9/30/2019 Total debt $ 1 ,413,310 Add: Capital lease obligations 56,266 Less: Unrestricted cash (229,912) Net Debt as of September 30, 2019 $ 1 ,239,663 (i) Net Debt / LQA Adjusted EBITDA 4.0x (i) LQA Adjusted EBITDA Net income $ 23,961 Income tax expense 7,256 Net finance expense 3,610 Share of results of equity equity-accounted investees, net of tax 126 Depreciation and amortization 50,597 EBITDA 85,550 M&A transaction costs 876 Cash Rent Expense (IFRS 16 Impact) (9,481) Adjusted EBITDA $ 76,945 LQA Adjusted EBITDA $ 307,778 DIGITAL REALTY | 41

Reconciliation of Non-GAAP Items To Their Closest GAAP Equivalent Pro Forma Net Debt / Pro Forma Annualized Adjusted EBITDA Pro Forma Net Debt/ Pro Forma Annualized Adjusted EBITDA - As Adjusted PF 09/30/19 PF 09/30/19 in 000’s Total debt at balance sheet carrying value $ 10,924,035 Net Debt as of September 30, 2019 $ 12,916,031 Add: DLR share of unconsolidated joint venture debt 590,846 Add: Capital lease obligations 168,677 Less: Gross Proceeds from Forward Equity $ (1,104,575) Less: Unrestricted cash (7,190) Less: Gross Proceeds from Mapletree Transactions $ (1,400,000) Add: Interxion Net Debt 1,239,663 Net Debt as of September 30, 2019 (As Adjusted) $ 10,411,456 Net Debt as of September 30, 2019 $ 12,916,031 Pro Forma Net Debt / Pro Forma Annualized Adjusted EBITDA(ii) - As Adjusted 4.9x (i) Pro Forma Net Debt / Pro Forma Annualized Adjusted EBITDA 5.8x (ii) Pro Forma Annualized Adjusted EBITDA - As Adjusted (i) Pro Forma Annualized Adjusted EBITDA Pro Forma Pro Forma Annualized Adjusted EBITDA as of September 30, 2019 $2 ,231,915 Sept '19 YTD Net income available to common stockholders $ 180,696 Less: EBITDA of 10 Properties to be sold to Mapletree $ (37,000) Less: Less 80% of EBITDA of 3 Properties to be placed in JV with Mapletree $ (48,800) Interest expense 309,459 Pro Forma Annualized Adjusted EBITDA (As Adjusted for Mapletree) $2 ,146,115 Loss from early extinguishment of debt 39,157 DLR share of unconsolidated joint venture interest expense 18,551 Pro Forma Annualized Adjusted EBITDA - As Adjusted $2 ,146,115 Taxes 18,461 Depreciation and amortization 1,072,766 PF 09/30/19 EBITDA (Nine Months) 1,639,090 Fixed Charged Ratio (LQA Adjusted EBITDA/total fixed charges) Annualized GAAP interest expense plus capitalized interest 453,047 Unconsolidated JV real estate related depreciation & amortization 31,086 Scheduled debt principal payments 633 Severance accrual and equity acceleration and legal expenses 4,537 Transaction and integration expenses 9,754 Preferred dividends 72,377 Gain on sale / deconsolidation (67,497) Total fixed charges 526,057 Other non-core adjustments, net (9,086) Impairment of investments in real estate 5,351 Fixed charge ratio 4.2x Noncontrolling interests 6,418 Preferred stock dividends, including undeclared dividends 54,283 Adjusted EBITDA (Nine Months) $1 ,673,936 PF 09/30/19 Fixed Charged Ratio (LQA Adjusted EBITDA/total fixed charges) - As Adjusted Annualized Pro Forma Annualized Adjusted EBITDA $2 ,231,915 Total fixed charges 526,057 Less: Lower Global Credit Facility Interest from Mapletree and Forward Equity (37,788) Total fixed charges (As Adjusted for Mapletree and Forward Equity) 488,269 Fixed charge ratio 4.3x DIGITAL REALTY | 42Reconciliation of Non-GAAP Items To Their Closest GAAP Equivalent Pro Forma Net Debt / Pro Forma Annualized Adjusted EBITDA Pro Forma Net Debt/ Pro Forma Annualized Adjusted EBITDA - As Adjusted PF 09/30/19 PF 09/30/19 in 000’s Total debt at balance sheet carrying value $ 10,924,035 Net Debt as of September 30, 2019 $ 12,916,031 Add: DLR share of unconsolidated joint venture debt 590,846 Add: Capital lease obligations 168,677 Less: Gross Proceeds from Forward Equity $ (1,104,575) Less: Unrestricted cash (7,190) Less: Gross Proceeds from Mapletree Transactions $ (1,400,000) Add: Interxion Net Debt 1,239,663 Net Debt as of September 30, 2019 (As Adjusted) $ 10,411,456 Net Debt as of September 30, 2019 $ 12,916,031 Pro Forma Net Debt / Pro Forma Annualized Adjusted EBITDA(ii) - As Adjusted 4.9x (i) Pro Forma Net Debt / Pro Forma Annualized Adjusted EBITDA 5.8x (ii) Pro Forma Annualized Adjusted EBITDA - As Adjusted (i) Pro Forma Annualized Adjusted EBITDA Pro Forma Pro Forma Annualized Adjusted EBITDA as of September 30, 2019 $2 ,231,915 Sept '19 YTD Net income available to common stockholders $ 180,696 Less: EBITDA of 10 Properties to be sold to Mapletree $ (37,000) Less: Less 80% of EBITDA of 3 Properties to be placed in JV with Mapletree $ (48,800) Interest expense 309,459 Pro Forma Annualized Adjusted EBITDA (As Adjusted for Mapletree) $2 ,146,115 Loss from early extinguishment of debt 39,157 DLR share of unconsolidated joint venture interest expense 18,551 Pro Forma Annualized Adjusted EBITDA - As Adjusted $2 ,146,115 Taxes 18,461 Depreciation and amortization 1,072,766 PF 09/30/19 EBITDA (Nine Months) 1,639,090 Fixed Charged Ratio (LQA Adjusted EBITDA/total fixed charges) Annualized GAAP interest expense plus capitalized interest 453,047 Unconsolidated JV real estate related depreciation & amortization 31,086 Scheduled debt principal payments 633 Severance accrual and equity acceleration and legal expenses 4,537 Transaction and integration expenses 9,754 Preferred dividends 72,377 Gain on sale / deconsolidation (67,497) Total fixed charges 526,057 Other non-core adjustments, net (9,086) Impairment of investments in real estate 5,351 Fixed charge ratio 4.2x Noncontrolling interests 6,418 Preferred stock dividends, including undeclared dividends 54,283 Adjusted EBITDA (Nine Months) $1 ,673,936 PF 09/30/19 Fixed Charged Ratio (LQA Adjusted EBITDA/total fixed charges) - As Adjusted Annualized Pro Forma Annualized Adjusted EBITDA $2 ,231,915 Total fixed charges 526,057 Less: Lower Global Credit Facility Interest from Mapletree and Forward Equity (37,788) Total fixed charges (As Adjusted for Mapletree and Forward Equity) 488,269 Fixed charge ratio 4.3x DIGITAL REALTY | 42

Reconciliation of Non-GAAP Items To Their Closest GAAP Equivalent Reconciliation of EBITDA Pro Forma Quarterly Period Ending in 000's Sept '19 YTD 3Q19 2Q19 1Q19 4Q18 3Q18 2Q18 1Q18 4Q17 Net income (loss) available to common stockholders $ 180,696 $ 49,827 $ 31,738 $ 95,869 $ 31,230 $ 67,268 $ 65,134 $ 86,298 $ 53,306 Interest 3 09,459 84,574 86,051 101,552 84,883 80,851 78,810 76,985 73,989 Loss from early extinguishment of debt 39,157 5,366 20,905 12,886 1,568 - - - - Taxes 18,461 4,826 4 ,634 4,266 (5,843) 2,432 2 ,121 3 ,374 545 Depreciation and amortization 1,072,766 286,718 290,562 311,486 299,362 293,957 298,788 294,789 287,973 EBITDA $ 1,620,539 $ 431,311 $ 433,890 $ 526,059 $ 411,200 $ 444,508 $ 444,853 $ 461,446 $ 415,813 Reconciliation of Adjusted EBITDA Pro Forma Quarterly Period Ending Sept '19 YTD 3Q19 2Q19 1Q19 4Q18 3Q18 2Q18 1Q18 4Q17 EBITDA $ 1,620,539 $ 431,311 $ 433,890 $ 526,059 $ 411,200 $ 444,508 $ 444,853 $ 461,446 $ 415,813 Unconsolidated JV real estate related depreciation & amortization 31,086 13,612 13,623 3,851 3,615 3,775 3,722 3,476 3,323 Severance accrual and equity acceleration 4,537 123 665 1,483 602 645 1,822 234 1,209 Impairment of investments in real estate 5,351 - - 5,351 - - - - - Transaction and integration expenses 9,754 4,115 4,210 2,494 25,917 9,626 5,606 4,178 15,681 (Gain) loss on sale of properties (67,497) - - (67,497) (7) (26,577) (14,192) (39,273) (30,746) Other non-core expense adjustments (20,846) 6,436 (13,476) (13,806) 1,471 2,269 (2,984) 431 2 Noncontrolling interests 6,418 1,077 1,156 4,185 1,038 2,667 2,696 3,468 6,023 Preferred stock dividends 54,283 16,670 16,670 20,943 20,329 20,329 20,329 20,329 20,329 Costs on redemption of preferred stock 11,760 - 11,760 - - - - - - Adjusted EBITDA $ 1,655,385 $ 473,344 $ 468,498 $ 483,063 $ 464,165 $ 457,242 $ 461,852 $ 454,289 $ 431,634 DIGITAL REALTY | 43Reconciliation of Non-GAAP Items To Their Closest GAAP Equivalent Reconciliation of EBITDA Pro Forma Quarterly Period Ending in 000's Sept '19 YTD 3Q19 2Q19 1Q19 4Q18 3Q18 2Q18 1Q18 4Q17 Net income (loss) available to common stockholders $ 180,696 $ 49,827 $ 31,738 $ 95,869 $ 31,230 $ 67,268 $ 65,134 $ 86,298 $ 53,306 Interest 3 09,459 84,574 86,051 101,552 84,883 80,851 78,810 76,985 73,989 Loss from early extinguishment of debt 39,157 5,366 20,905 12,886 1,568 - - - - Taxes 18,461 4,826 4 ,634 4,266 (5,843) 2,432 2 ,121 3 ,374 545 Depreciation and amortization 1,072,766 286,718 290,562 311,486 299,362 293,957 298,788 294,789 287,973 EBITDA $ 1,620,539 $ 431,311 $ 433,890 $ 526,059 $ 411,200 $ 444,508 $ 444,853 $ 461,446 $ 415,813 Reconciliation of Adjusted EBITDA Pro Forma Quarterly Period Ending Sept '19 YTD 3Q19 2Q19 1Q19 4Q18 3Q18 2Q18 1Q18 4Q17 EBITDA $ 1,620,539 $ 431,311 $ 433,890 $ 526,059 $ 411,200 $ 444,508 $ 444,853 $ 461,446 $ 415,813 Unconsolidated JV real estate related depreciation & amortization 31,086 13,612 13,623 3,851 3,615 3,775 3,722 3,476 3,323 Severance accrual and equity acceleration 4,537 123 665 1,483 602 645 1,822 234 1,209 Impairment of investments in real estate 5,351 - - 5,351 - - - - - Transaction and integration expenses 9,754 4,115 4,210 2,494 25,917 9,626 5,606 4,178 15,681 (Gain) loss on sale of properties (67,497) - - (67,497) (7) (26,577) (14,192) (39,273) (30,746) Other non-core expense adjustments (20,846) 6,436 (13,476) (13,806) 1,471 2,269 (2,984) 431 2 Noncontrolling interests 6,418 1,077 1,156 4,185 1,038 2,667 2,696 3,468 6,023 Preferred stock dividends 54,283 16,670 16,670 20,943 20,329 20,329 20,329 20,329 20,329 Costs on redemption of preferred stock 11,760 - 11,760 - - - - - - Adjusted EBITDA $ 1,655,385 $ 473,344 $ 468,498 $ 483,063 $ 464,165 $ 457,242 $ 461,852 $ 454,289 $ 431,634 DIGITAL REALTY | 43